EXHIBIT  3.4


                             AMENDMENT TO THE BYLAWS
                                       OF
                              I.T. TECHNOLOGY, INC.
                            (a Delaware corporation)



The By Laws of I.T. Technology, Inc. are hereby amended, effective November 6, 2000 as follows:


         SECTION 2.9 is deleted in its entirety and in lieu hereof is replaced with the following

                  SECTION 2.9 Action without Meeting "Any action required or permitted to be taken by the stockholders of the corporation shall be effected either at a duly called annual or special meeting of stockholders of the corporation or by consent in writing by the holders of outstanding stock pursuant to Section 228 of the DGCL or any other provision of the DGCL."



         Dated: November 6, 2000



          /s/ Jonathan Herzog
         --------------------------
         Jonathan Herzog, Secretary